Points International Ltd. to Present at the Roth Capital Partners 19th Annual OC Conference

TORONTO, February 13, 2007, Points International Ltd. (TSX: PTS; OTC: PTSEF; "Points" or the "Company"), the owner and operator of Points.com, the world's leading reward program management portal, announced today that Rob MacLean, the Company's Chief Executive Officer, will be presenting at the Roth Capital Partners 19th Annual OC Conference, to be held on February 19-22, 2007, at the Ritz Carlton Laguna Niguel in Dana Point, California.

Points International's presentation is scheduled for Tuesday, February 20, 2007, at 1:30 p.m. PT.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com
CONTACT:
Christopher Barnard, President	Allyson Pooley
Points International Ltd.	Integrated Corporate Relations
(416) 596-6381	(310) 954-1100
christopher.barnard@points.com	allyson.pooley@icrinc.com